Exhibit A1B

EMAIL TO ALL ELIGIBLE PARTICIPANTS

From:	Ken Hirschman

To:	All Eligible Participants

Date:	July 11, 2022

Subject:	LAUNCH OF UDEMY’S EQUITY AWARD EXCHANGE PROGRAM

Dear Eligible Participant:

You are receiving this email because you are eligible to participate in a voluntary, one-time equity award exchange offer that will allow you to exchange certain out-of-the-money stock options or stock appreciation rights for new awards of restricted stock units granted under our 2021 Equity Incentive Plan, or New RSUs, as described in more detail below, and also in the document titled “Offer to Exchange Certain Outstanding Awards for New Restricted Stock Units,” referred to herein as the “Offer to Exchange.” Documents related to this offer may be found on Workday.

There are a number of capitalized terms used in this email that, if not defined in this email, are defined and discussed in further detail in the Offer to Exchange. If, after you’ve read this message and the materials related to this offer, you still have questions, please post a question in the #udemy-equity Slack channel or contact us by email at equity@udemy.com. We also recommend that you consult with your personal financial, legal, and/or tax advisers to weigh the benefits and risks involved in participating in this offer.

The equity award exchange program is a voluntary, one-time equity award exchange offer from Udemy to allow Eligible Participants who hold Eligible Awards the opportunity to exchange those awards for RSUs covering the same number of Shares that are subject to the Eligible Awards, which RSUs will be subject to a different vesting schedule (the “offer”).

All Eligible Participants who participate in this offer will receive New RSUs in exchange for their cancelled Eligible Awards. Awards eligible to be exchanged in this offer include only those options or stock appreciation rights granted with a per Share exercise price equal to or greater than U.S. $11.13, whether vested or unvested, that are outstanding throughout the course of this offer. You are an Eligible Participant if you are an active employee of Udemy or any of its subsidiaries as of the start of this offer and remain an active employee of Udemy or its subsidiaries through the expiration of this offer, or if you are an employee of a professional employment organization, such as Globalization Partners, who provides services to Udemy or any of its subsidiaries as of the start of this offer and continue to provide such services through the expiration of this offer. Please note, if you choose to participate in this offer, you must elect to participate with respect to each option and stock appreciation right subject to an Eligible Award Price Band, as discussed in greater detail in the Offer to Exchange. An Eligible Award Price Band generally consists of options and stock appreciation rights grouped by exercise price.

This offer is currently scheduled to expire on August 6, 2022, at 6:00 p.m., U.S. Pacific Time and New RSUs are scheduled to be granted on the same calendar day (but after this offer expires).

We have prepared a number of resources to help you understand the terms and conditions of this offer. These resources include the Offer to Exchange and an election form, together with its associated instructions. Each of these documents is attached to this email and is available via Workday. All Eligible Participants may access Workday using their standard Workday access credentials. You must make your election via Workday. In addition, to help you recall which of your awards are eligible for exchange in this offer and give you the information necessary to make an informed decision, please refer to your personalized information regarding each Eligible Award Grant you hold available via your E*Trade account. A link to your E*Trade account is accessible on Workday, which lists: the grant date of each Eligible Award Grant; the per Share exercise price of each Eligible Award Grant; and the total, vested, and unvested numbers of Shares subject to each Eligible Award Grant. If you elect to participate in this offer and then change your mind and wish to withdraw, you may do so by printing and signing a withdrawal form, which is available in Workday, and then delivering that form by email to equity@udemy.com. Note that once you withdraw, you will no longer be able to change your mind and elect to participate.

Participation in this offer is completely voluntary. Participating in this offer involves risks that are discussed in the Offer to Exchange. We know that the materials describing this offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in this offer. We believe this offer is potentially very important to you and recommend that you take the time to study the materials, ask questions if needed, and make an informed decision about whether or not to participate.

If you do nothing, you will be making a decision not to participate in this offer and you will not receive any New RSUs pursuant to this offer. Instead, your existing awards will remain outstanding until they are exercised or cancelled or expire by their terms and will retain their current exercise price, vesting schedule, and other terms.

To participate in the Offer to Exchange your Eligible Award Grants, we must receive your election electronically via the Workday platform. No election will be accepted later than 6:00 p.m., U.S. Pacific Time, on August 6, 2022 (unless we extend this offer).

If we have not received your properly completed and submitted election by the expiration of this offer, you will have rejected this offer and you will keep your current awards.